Room 4561
July 27, 2005

Mr. Roy E. Crippen III
Chief Executive Officer and Chairman of the Board
Digital Fusion, Inc.
4940-A Corporate Drive
Huntsville, AL 35805

      Re:	Digital Fusion, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      File No. 0-24073

Dear Mr. Crippen,

      We have reviewed your response letter dated July 26, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-KSB For Fiscal Year Ended December 31, 2004

Note 2. Significant Accounting Policies

(b) Revenue Recognition, page F-7

1. We have read your response to prior comment number 3 and note that you assume we are referring to "fixed price" contracts for which you are recognizing revenue using the proportional performance method rather than "fixed fee" contracts accounted for using the percentage of completion method. Please note that we are referring to your contracts that are on a "fixed fee basis" and accounted for "on a percentage of completion basis" as disclosed in your revenue recognition policy on page F-7 of your 2004 Form 10-KSB. Please clarify for us whether you have any contracts that are on a "fixed fee basis" and accounted for "on a percentage of completion basis."
If so, explain to us why you account for these contracts using the percentage of completion method.

Note 6. Borrowings, page F-12

2. We have read your response to prior comment 4 and note that you considered the debt modifications to be troubled debt restructurings subject to the guidance in SFAS 15. Please explain to us how you determined that the modifications represented concessions granted by your creditors in accordance with paragraph 11 of EITF 02-04.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst at (202) 551-3451, Marc D.
Thomas at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Roy E. Crippen III
Digital Fusion, Inc.
July 27, 2005
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